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                             November 8, 2022

       Robert Arch
       President and Chief Executive Officer
       OncoSec Medical Incorporated
       24 North Main Street
       Pennington, NJ 08534

                                                        Re: OncoSec Medical
Incorporated
                                                            Registration
Statement on Form S-1
                                                            Filed November 1,
2022
                                                            File No. 333-268081

       Dear Robert Arch:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 1, 2022

       General

   1. Please revise your cover page to disclose the volume of securities you will be offering on a best-efforts basis as
required by Item 501(b)(2) of Regulation S-K. Given that this is a best-efforts, no
minimum offering in which your placement agent is not required to arrange for the
purchase and sale of any specific number or dollar amount of shares and that you may not sell
the entire amount of common stock and warrants being offered, please delete
references to the total amount of proceeds you may receive from the offering on the cover page of
the prospectus. Also, please include a statement on the cover page that you may not sell
all of the shares of common stock in this offering. Finally, please ensure the legal
opinion once filed references the total number of shares being offered
 Robert Arch
OncoSec Medical Incorporated
November 8, 2022
Page 2

      rather than a dollar amount. For additional guidance, refer to Securities Act Rules
      Compliance and Disclosure Interpretations 227.02.
2. We note your cover page disclosure that your offering of common shares and warrants will be at an "assumed purchase price." Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an assumed offering price.
      In this regard, we note that the volume of securities must be established and your cover page indicates that you will issue up to $10 million of securities. Please also revise to disclose that the offering price will be fixed for the duration of this offering.
3. Please revise the cover page to provide the information required by Regulation S-K, Item
      501(b)(8)(ii) and (iii). Also, please tell us how the following disclosure on page 80 is consistent with a best-efforts offering: "We expect to deliver the shares of Common Stock,
      Pre-Funded Warrants and Common Warrants being offered pursuant to this prospectus on
      or about       , 2022."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jason Drory at 202-551-8342 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Arch
                                                            Division of
Corporation Finance
Comapany NameOncoSec Medical Incorporated
                                                            Office of Life
Sciences
November 8, 2022 Page 2
cc:       Christopher Tinen
FirstName LastName